April 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:              John Reynolds, Assistant Director

Re:          S&W Seed Company

Registration Statement on Form S-1 (Registration No. 333-164588)

Registration Statement on Form 8-A (Registration No. 001-34719)

Ladies and Gentlemen:

S&W Seed Company, a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-164588) (the “Filing”) be accelerated and that it be declared effective on May 3, 2010 at 4:15 p.m. Eastern time, or as soon as possible thereafter. The Company further requests that its Form 8-A Registration Statement (File No. 001-34719) with respect to the registration of its Units, Common Stock, Class A Warrants and Class B Warrants (the “Securities”) under the Securities Exchange Act of 1934 be declared effective concurrently with the effectiveness of the Filing.

In connection with the above request, the Company hereby acknowledges that:

1.             Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.             The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.             The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Debbie Weiner of Wickersham & Murphy, P.C. at (650) 323-6400 x14 with any questions you may have regarding this letter or the Filing.

Very truly yours,

S&W SEED COMPANY

By:	/s/ Mark S. Grewal
President and Chief Executive Officer

April 29, 2010

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549

Attn:  Jay Williamson

Via Facsimile and EDGAR

RE:          S&W Seed Company

Registration Statement Form S-1, File Number 333-164588

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Monday, May 3rd, 2010 4:15 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

/s/ Trent D. Davis
Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000

Member NASD & SIPC

April 29, 2010

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC  20549

Attn:  Jay Williamson

Via Facsimile and EDGAR

RE:          S&W Seed Company

Registration Statement Form S-1, File Number 333-164588

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated March 10, 2010 was distributed in and outside the United States during the period from March 10, 2010 to April 22, 2010, the preliminary prospectus dated April 23, 2010 was distributed in and outside of the United States during the period from April 23, 2010 to the present date.

Approximately 4,450 preliminary prospectuses, dated March 10, 2010, were distributed to approximately 550 prospective Underwriters and Dealers. Approximately 2,200 preliminary prospectuses were delivered to approximately 2,400 individuals and approximately 1,800 preliminary prospectuses were delivered to approximately 1,100 institutional investors.

Approximately 750 preliminary prospectuses, dated April 23, 2010, were distributed to approximately 60 prospective Underwriters and Dealers. Approximately 650 preliminary prospectuses were delivered to approximately 650 individuals and approximately 350 preliminary prospectuses were delivered to approximately 250 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Sincerely,

Paulson Investment Company, Inc.

/s/ Trent D. Davis
Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000

Member NASD & SIPC